Exhibit 99.1

Neptune Acquires Controlling Interest in Sprout Foods, a Fast-Growing 3-Brand Portfolio, in Landmark Transaction

Neptune partners with Morgan Stanley Expansion Capital to continue Sprout's growth

LAVAL, QC, Feb. 10, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose- driven lifestyle brands, today announced the acquisition of a controlling interest in Sprout Foods ("Sprout"), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC will become a major shareholder in Neptune and partner with the company to grow Sprout within Neptune's brand portfolio of consumer product goods.

Neptune is taking a controlling and management interest in Sprout Foods, an organic plant-based baby food and toddler snack company with USD$28 million in annual net revenues. Sprout was founded in 2008 and is one of the fastest growing organic brands on Amazon. Through the acquisition of Sprout, Neptune accelerates its ongoing transformation into a disruptive consumer packaged goods company, providing customers with innovative health and wellness brands that harness the power of plant-based super ingredients. Sprout has been a portfolio company of investment funds managed by MSEC since 2018.

"We are thrilled to welcome Sprout into the Neptune Wellness family and to be working alongside MSEC to continue Sprout's growth. We value the team's confidence in Neptune and look forward to working together as we grow Neptune's CPG brand portfolio," said Michael Cammarata, Chief Executive Officer and President of Neptune. "Sprout fits perfectly into Neptune's existing portfolio of innovative and disruptive health and wellness brands, including Neptune Wellness, MaxSimil, MoodRing, Forest Remedies and Ocean Remedies."

"Morgan Stanley Expansion Capital has enjoyed a long-standing relationship with Neptune Chief Executive Michael Cammarata. Michael is one of the most talented, energetic and innovative leaders with whom we have partnered, and has a compelling track record building brands," said Lincoln Isetta, Managing Director, Morgan Stanley Expansion Capital. "We believe Michael's success in this space — coupled with the expertise of Neptune's Chief Financial and Global Operating Officer Dr. Toni Rinow — positions Sprout for success, and we are excited to continue building out Sprout's growth through Neptune's compelling brand platform."

Sprout Acquisition Details

  Neptune has acquired a 50.1% interest in Sprout. Sprout will operate as a subsidiary of Neptune Wellness Solutions.
  The transaction consideration includes a USD$6M cash payment, and the issuance of 6,741,573 Neptune common shares having a value of USD$12.0M. Additionally, Neptune is guaranteeing a USD$10M note issued by Sprout in favor of MSEC.
  MSEC, an investment team within Morgan Stanley Investment Management, has been providing tailored capital solutions for growth companies for over three decades.
  The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth for both companies with several near and long-term revenue synergy opportunities identified as well as an exciting new product pipeline to be launched under the Sprout brand.
  Sprout is one of the largest independent organic baby food and toddler snacking companies, with roughly USD$28 million in annual net revenue. Sprout is currently the #4-top selling organic baby food brand on Amazon, with line of sight to a top 3 position.
  Sprout's three main brands are Sprout, Nosh and NurturMe. These brands are currently carried in leading retailers including Publix, Wegmans, HEB, Target, and more.
  Sprout's current management team, including CEO Capp Culver, will remain with the company.

"Sprout was an early innovator in the organic baby food market, driving category expansion and creating optionality for parents who wanted to feed their children tasty, organic foods," said Capp Culver, Chief Executive Officer of Sprout. "Combining with Neptune's health and wellness platform will greatly elevate Sprout's efforts to make innovative, organic products accessible for today's healthy families."

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Caution Regarding Non-IFRS Financial Measures

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. This non-IFRS financial measure is comprised of adjustments that are derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Jeffrey Haas, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 06:00e 10-FEB-21